SLS International, Inc.

1650 W. Jackson Street

Ozark, Missouri  65721

417/883-4549

July 26, 2005

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

SLS International, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004, filed March 28, 2005 and Form 10-Q for Fiscal Quarter Ended march 31, 2005, File No. 1-31323

Dear Mr. Spirgel:

We have set forth below responses to the comments contained in your July 13, 2005 letter relating to the filings described above. The responses set forth below are numbered to correspond to the order of the comments contained in your July 13, 2005 letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 25

1.

We had no change in our internal control over financial reporting that occurred during the 2004 fourth quarter or the 2005 first quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting. In future filings, we will provide the disclosure that corresponds with the requirements of Item 308(c).

Note 7 – Acquisitions, page F-13

2.

The primary reason for the acquisition of Evenstar, Inc. was to acquire patented technology owned by Evenstar, for use in connection with the amplifiers used in our loudspeaker products. We expect this technology to reduce the costs of the amplifiers that are incorporated within our loudspeakers, and provide other benefits.

We recorded the acquisition of Evenstar as the acquisition of a business rather than an acquisition of an asset because Evenstar merged with and into our newly formed and wholly owned subsidiary, Evenstar Mergersub, Inc., effectively resulting in our acquisition of the entire business of Evenstar. Evenstar, Inc. ceased to exist after the merger.

The $1,161,000 purchase price (the fair market value of the cash and stock paid) was applied to a patent because there were no other intangibles or tangible assets to apply the purchase price to. One of the three owners of Evenstar became an employee of SLS International immediately following the acquisition, but we determined that none of the purchase price should be considered compensation to him because he signed an employment agreement with a salary that we believed to be fair value for his talents. Also, the other two owners of Evenstar did not become employees of the Company, and they received pro rata portions of the purchase price even though they did not become employees.

The patent had an audited cost of $12,498 and was recorded at that value on our books. This amount represents the legal and filing fees paid by Evenstar to obtain the patent. The remaining $1,148,502 was allocated to goodwill. At the end of the quarter, an impairment test was performed on the goodwill to determine its value. The patented technology of Evenstar had never produced any revenue and no future revenue could be confirmed. Therefore, our future cash flows model showed the goodwill to have zero value. With no other way to verify the future benefit of the patent it was determined that the goodwill amount was fully impaired. Therefore, in the same quarter as the purchase transaction, the goodwill was written off.

3)

The amendment to the Report on Form 8-K was filed on May 20, 2004. The amendment includes the audited financial statements of Evenstar from January 1, 2002 through March 12, 2004, the date of acquisition. It also includes the unaudited pro forma combined financial statements as required by Items 310(c) and (d) of Regulation S-B.

Note 8 – Stockholders’ Equity, page F-14

4)

The endorsement agreement with Steerpike, Ltd (i.e., Sting) provided us with rights during the period from July 31, 2003 through July 31, 2005. Steerpike received options to purchase 1,000,000 shares of our common stock, but pursuant to Section 8 of the option agreement,  those options were subject to pro rata cancellation over the two-year period of the agreement to the extent the endorsement agreement was terminated prior to the expiration of the two-year period. Therefore, the options were deemed to be earned at a rate of 41,666.67 shares per month. Using EITF 98-18’s definition of the measurement date, we defined the measurement date for these options as the last day of each month during the agreement.  The agreement could be terminated at any time with no further options being earned; therefore we could not value the options at the time the agreement was signed because Steerpike had not provided the service that they needed to provide to earn the options. Under EITF 96-18, Issue 3 – “Accounting for transactions in which the quantity and terms are known up front, but with accounting prior to the measurement date,” we determined to value the options at their current fair values at the end of each reporting period (month-end). Thereby, the options earned each month by Steerpike would be valued using the Black-Scholes option pricing method using the closing market price of the common stock on the last day of each month.

Further, after discussions with an SEC employee (Russell Hodge), we determined that the accelerated expensing model in Interpretation 28 was in order. Under that model, the monthly options were earned, and therefore expensed, from the date the agreement was signed to the end of the month in question. For example, the first month’s 41,666 options were all expensed in the first month; the second month’s options were expensed 20,833 in the first month and 20,833 in the second month; the third month’s options were expensed 13,889 in the first month, 13,889 in the second month, and 13,889 in the third month; etc.

Note 13 – Subsequent Events, page F-27

5)

We believe that the classification of the amount of $1,340,700 as permanent equity is justified due to the extremely low probability that the rescission offer will be accepted by any of the former warrant holders. The vast majority of the warrants in question were exercised at $0.50 per share and the stock has been trading above $1.00 per share since the third quarter of 2003. We believe that few former warrant holders continue to hold the shares received upon exercise of their warrants, and even if they do, they would be unlikely to accept a rescission offer at $0.50 per share when they can instead sell the shares on the open market at a much higher price.

By our statement, “which amounts would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders,” we mean that (a) we would not be liable to any warrant holder who exercised their warrants and sold the stock received for an amount in excess of the exercise price, and (b) if the stock was sold for an amount less than the exercise price, we would be liable only for the difference between the exercise price and the sale price. Therefore, the amount of $1,340,700 is a worst-case scenario that assumes that all warrant holders that exercised their warrants are still holding the stock, which is a highly unlikely scenario. Therefore, the actual liability is considerably less than the conservative amount that we have disclosed.

Form 10-Q for the Quarter Ended March 31, 2005

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. Financial Condition, page 12

6.

The statement about our accountant’s report contained in the 10-Q for the quarter ended March 31, 2005 was not correct. We will file an amendment to correct the 10-Q.

If you have any questions regarding the responses contained in this letter, please let me know.

Sincerely yours,

/s/ John M. Gott